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                                                                                             EXHIBIT 12
CENTRAL HUDSON GAS & ELECTRIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND
 PREFERRED DIVIDENDS
                                                          Year Ended December 31,
                                                1994       1993        1992        1991        1990
   Earnings:
A.  Net Income                                $ 50,929   $ 50,390    $ 47,688    $ 42,941    $ 41,035
B.  Federal Income Tax                          26,806     27,158      24,363      21,361      20,374
C.   Earnings before Income Taxes             $ 77,735   $ 77,548    $ 72,051    $ 64,302    $ 61,409

D.  Total Fixed Charges                         32,679     33,820      34,888      37,737      42,906
E. Total Earnings                             $110,414   $111,368    $106,939    $102,039    $104,315

   Preferred Dividend Requirements:
F.  Allowance for Preferred Stock
     Dividends Under IRC Sec 247              $  5,127   $  5,562    $  5,544    $  5,659    $  5,681
G.  Less Allowable Dividend Deduction              528        528         544         544         544
H.  Net Subject to Gross-up                      4,599      5,034       5,000       5,115       5,137
I.  Ratio of Earnings before Income
     Taxes to Net Income (C/A)                   1.526      1.539       1.511       1.497       1.497
J.  Pref. Dividend (Pre-tax) (HxI)               7,018      7,747       7,555       7,657       7,690
K.  Plus Allowable Dividend Deduction              528        528         544         544         544

L. Preferred Dividend Factor                     7,546      8,275       8,099       8,201       8,234

M. Fixed Charges (D)                            32,679     33,820      34,888      37,737      42,906
N.  Total Fixed Charges
     and Preferred Dividends                  $ 40,225   $ 42,095    $ 42,987    $ 45,938    $ 51,140

O. Ratio of Earnings to Fixed
    Charges (E/D)                                 3.38       3.29        3.07        2.70        2.43
P. Ratio of Earnings to Fixed Charges
    and Preferred Dividends (E/N)                 2.74       2.65        2.49        2.22        2.04

           Includes a portion of rent expense deemed to be representative of the interest factor.
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